

April 17, 2007

Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Thomas W. Horton
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

      Re: AMR Corporation
            Form 10-K for the year ended December 31, 2006
            File No. 001-08400

            American Airlines, Inc.
            Form 10-K for the year ended December 31, 2006
            File No. 001-02691

Dear Mr. Horton:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

            Sincerely,

            David R. Humphrey
            Branch Chief